July 14, 2009

Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:
Fushi Copperweld, Inc.
Form 10-K for the year ended December 31, 2008 filed March 16, 2009
Form 10-Q for the quarter ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 21, 2009
File No. 1-33669

Dear Mr. O’Brien:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on July 2, 2009 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Form 10-K for the year ended December 31, 2008

Risk Factors, page 14

1.
We have read your response to comment 2 in our letter dated June 4, 2009. Please revise future filings to also provide the clarifying information you have provided in the second part of your response related to the conditions under which your PRC subsidiaries may pay dividends. We assume the Schedule I and this clarifying information will be included beginning with the June 30, 2009 Form 10-Q.

Response: We will provide the clarifying information in our future filings as requested by the Staff. We will also include the Schedule I and clarifying information beginning with the June 30, 2009 Form 10-Q.

Critical Accounting Policies, page 52

2.
We have read your response to comment 7. We understand that starting in the second quarter of 2009 you will begin segment reporting pursuant to SFAS 131 for three segments: US, UK, and China. Please note the requirement in Section 501.06.a of the Financial Reporting Codification to explain segment results in MD&A.

Response: We will explain segment results in MD&A pursuant to Section 501.06.a of the Financial Reporting Codification starting in the second quarter of 2009.

As of June 30, 2009, the Company has two reportable segments: China and the Rest of World (ROW).  The China segment, through the Dalian manufacturing facility, is engaged in developing, designing, manufacturing, marketing and distributing copper cladded bi-metallic engineered conductor products, principally copper-clad aluminum (CCA)  and primarily services the Asia-Pacific region, and specifically the PRC market. The ROW segment, consisting of two manufacturing facilities, one in Fayetteville, Tennessee, USA and a second in Telford, England, are engaged in developing, designing, manufacturing, marketing and distributing copper-cladded bimetallic engineered conductor products, principally CCA and copper-clad steel (CCS) and primarily service the North and South American, European, Middle Eastern and North African markets.

Item 9A.Controls and Procedures, page 55

3.
We have read your response to comment 9. You have not discussed why, as previously requested, the significant deficiency you have identified, that is, failure to maintain effective controls over the financial closing process to ensure the accurate and timely accounting and disclosure of fixed assets, would not be so pervasive as to appear in other areas of the financial statements. Please advise accordingly. Also as previously requested in our comment 10, please tell us whether you assessed the possibility of errors in the prior quarterly filings regarding this material weakness and significant deficiency.

Response: During the testing of internal controls, management identified a significant deficiency. Management designed controls over the financial closing process, which is the process when management assesses the recoverability of assets and ensures the adequate accrual of liabilities.  These controls are intended to ensure that financial statements are fairly presented.

The deficiency that was identified was that the Company’s controls were not effective to ensure the accurate and timely accounting for, and the disclosure of fixed assets at the end of the monthly closing process, directly related to certain construction in progress (“CIP”).  As part of the closing process, on a monthly basis management evaluates and assesses the current status of CIP.  If CIP has not been completed, then it continues to be accounted for as CIP.  If it has been completed, then it is accounted for as Property, Plant and Equipment (“PPE”) and depreciated.

The significant deficiency that was found is that completed CIP was not being moved and accounted for as PPE until the closing of the quarter, when it should have been moved and accounted for as PPE at the close of each month during the quarter.  Although the failure to move the account in a timely manner as designed under our controls resulted in an assessment that the control was not effective, there was no misrepresentation in the Company’s financial statement because the correct adjustments to CIP and PPE were made at the end of the quarter.  Therefore the accuracy of our reporting was not compromised.

Management also tested controls in various other areas of the closing process, such as revenue recognition cutoff and account reconciliation.  However, there were no significant deficiencies identified with respect to any of these other processes.  Our independent auditor confirmed this during their audit of our internal control over financial reporting.  Accordingly, management determined that a significant deficiency only existed in connection with accounting and disclosure of our fixed assets during the closing process. Therefore management was able to conclude that this deficiency was limited in nature, and did not extend to other areas of the financial closing process and was not pervasive as to impact or affect on other areas of the financial statements.

Management did assess the possibility of errors in the prior quarterly filings regarding this significant deficiency. Management had reviewed all CIPs that had been completed during previous quarters and concluded that they were all properly accounted for.  Therefore, we were able to conclude that there was no possibility of errors in prior quarterly reports with respect to the sole significant deficiency that was identified.

With respect to the material weakness identified with the override of controls requiring CEO pre-approval of cash disbursements, management did assess the possibility of related errors in prior quarterly filings. Our close review of the overrides, as discussed in our June 18, 2009 response letter, indicated that in each case where it occurred, the funds were properly used to make payments or settle outstanding liabilities of the Company.  There was therefore no quantifiable impact to the preliminary financial statements or quarterly financials and we were therefore able to conclude that there was not a possibility of errors in prior quarterly filings.

Note 2 — Summary of Significant Accounting Policies, Page F-7

4.
We have read your response to comments 12 and 13. Please revise your future filings to also disclose your statements that: i) due to globally depressed commodity prices management believed there was an opportunity to lock-in lower purchase prices through increasing the deposit (advance) to suppliers which in turn lowered the average purchase price of raw materials and minimized the loss resulting from the significant decline in spot prices in the fourth quarter 2008, and ii) you extended longer credit terms to your customers in order to capture an increased market share and further put pressure on smaller competitors whose limited capital resources have become further strained due to the global economic crisis.

Response:  We will revise our future filings as requested by the Staff  to disclose our statements that: i) due to globally depressed commodity prices management believed there was an opportunity to lock-in lower purchase prices through increasing the deposit (advance) to suppliers which in turn lowered the average purchase price of raw materials and minimized the loss resulting from the significant decline in spot prices in the fourth quarter of 2008, and ii) we extended longer credit terms to selected qualified customers in order to capture an increased market share and further put pressure on smaller competitors whose limited capital resources have become further strained due to the global economic crisis.

Note 5 — Plant and equipment, page F-18

5.
We have read your response to comment 14. Please confirm to us you will revise future filings to also disclose the clarifying information you have provided in your response, in addition to the gross property and equipment reconciliation. Also, given the materiality of projects No. 1 and No. 2, revise MD&A in future filings to disclose the following. For the manufacturing machine and equipment, disclose the nature of the machine and equipment and what it makes, how long management believes the machine and equipment will last, and how the machine and equipment is expected to impact future cash flows. For the corporation administration office building, explain why it has taken 7 1/2 years to complete, and where it is located. We also do not understand your statement that over the past few years, the Company has increased the value related to the construction under CIP and has also transferred the construction in progress to fixed assets when management determined that the building was ready to use. For example, how can the building be ready for use when it is scheduled to be completed in December 2010, are portions or floors of the building being routinely transferred to fixed assets as they are completed, etc.

Response:  We confirm that we will revise our future filings to disclose the clarifying information provided in our previous response letter, in addition to the gross property and equipment reconciliation.

Also, we will revise our future filings by adding the following disclosures:

For the manufacturing machine and equipment in CIP, it is related to CCA and CCS production lines and ancillary equipment, which make CCA and CCS wire products respectively. Management believes that these CCA and CCS related machines and equipment will last for 10 years. Upon successful installation, these production lines and ancillary equipment will increase our CCA and CCS wire production capacity in Dalian which we believe will have a positive impact on our future cash flow through increased sales and profit.

The corporate administration office building in CIP represents Tower B of our corporate office building located at our Dalian facility.  This building consists of two towers, Tower A and Tower B. It took approximately four years to complete construction of Tower A from May 2003 to July 2007.  Tower A is currently utilized as administration offices for our Dalian facility.  Tower B was originally designed and constructed as a hotel; however, construction plans were amended in 2007 to build additional office space instead.  Tower B is still under construction and is expected to be completed by December 2010.

Note 8 — Prepaid taxes, Taxes Payable and Deferred Tax Asset, page F-19

6.
We have read your response to comments 15 and 16. Please confirm to us that you will provide all of the clarifying information contained in your responses in MD&A in future filings. Also in future filings, regarding comment 16, under point (1), please explain the basis for your statement, supported by quantitative data as necessary and appropriate, that you expect to realize taxable income in future periods at Fayetteville due to cost savings initiatives and restructuring of manufacturing and sales beginning in the fourth quarter of 2008, and quantify the profit in each of the first three quarters of 2008. Under point (2), your disclosure does not enable a reader to assess whether management’s estimates have been historically accurate, so please disclose the first annual period in which you project the US business to start generating positive annual pre-tax income. Under point (7), your disclosure does not adequately address the U.S. tax implications if earnings are repatriated from China; thus, please revise this point accordingly.

Response: We confirm that that we will provide all of the clarifying information contained in our previous responses in MD&A in future filings.

Also, we will revise our future filings by adding the following disclosures:

Under point (1), profit of Fayetteville in each of the first three quarters of 2008 was $1,036,996, $244,546 and $102,198 respectively.  Through cost savings initiatives implemented beginning in the fourth quarter of 2008, we have lowered total labor overhead by approximately $100,000 per month.  We are also in the process of refining and improving our manufacturing process and hope to further realize approximately $300,000 per month savings upon successful completion of this project.  With these cost saving measures in place, we believe that it is possible to realize profit at current sales levels at our Fayetteville facility and that we will be well positioned to experience increased profitability when the global economic crisis subsides and sales begin to rebound to historical levels.

Under point (2), we project the Fayetteville facility to start generating positive annual pre-tax income in fiscal year 2010.

Under point (7), we provide United States income taxes on the earnings of foreign subsidiaries unless the subsidiaries’ earnings are considered permanently reinvested outside the United States.  As of December 31, 2008, the cumulative amount of earnings upon which U.S. income taxes have not been provided was approximately $97 million (i.e., the net profits of our China subsidiaries since January 1, 2006 after we completed the reverse merger). The unrecognized deferred tax liability for these earnings is approximately $27 million. For details, please refer to the below table:

	2008	2007	2006	Total
Profit before tax (China subsidiaries)	$42,052,835	$35,203,118	$20,639,986	$97,895,939
Provision of income tax paid in China	$5,446,938	$-	$398,425	$5,845,363
U.S. income taxes have not been provided	$14,297,964	$11,969,060	$7,017,595	$33,284,619
Unrecognized deferred tax liability	$8,851,026	$11,969,060	$6,619,170	$27,439,256

Form 10-Q for the period ended March 31, 2009

Liquidity and Capital Resources, page 55

7.
We have read your response to comment 19. Please confirm to us that you will revise future filings to provide the clarifying information included in your response as pertinent and necessary, as well as to quantify the days sales outstanding ratio for each period presented and explain the reason(s) for variances therein.

Response:  We confirm that we will revise future filings to provide the clarifying information included in previous response, as well as to quantify the days sales outstanding ratio for each period presented and explain the reason(s) for variances therein.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

8.
We note your response to comment 23 in our letter dated June 4, 2009 that you have disclosed the general factors considered in salary adjustments. However, in future filings please discuss the particular reasons for specific salary adjustments. in this regard, we note the increase of Messrs. Wang and Todd’s salaries but not those of Messrs. Fu and Finley.

Response: We will revise our future filings as requested by the Staff.

The Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Christopher Wenbing Wang Christopher Wenbing Wang Chief Financial Officer